MATERIAL CHANGE REPORT
Form 51-102F3

Item 1.	Reporting Issuer

Zi Corporation (the "Corporation")
Suite 2100, 840 - 7th Avenue S.W.
Calgary, Alberta T2P 3G2

Item 2.	Date of Material Change

December 22, 2006

Item 3.	Press Release

A press release disclosing the material change was issued by the Corporation on December 28, 2006 through CCN Matthews newswire service.

Item 4.	Summary of Material Change

Changes to the composition of the Board of Directors.

Item 5.	Full Description of Material Change

Pursuant to the AGM meeting, now the Board of Directors consists of the following members:
Donald Hyde, Donald Moore, Michael E. Lobsinger, Milos Djokovic, Robert Stefanski and Richard Tingle.

Item 6.	Reliance on Section 118(2) of the Securities Act

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Senior Officers

The name and business number of the senior officer of the Corporation who is knowledgeable about the material change and this report is:

Blair Mullin - Chief Financial Officer
Telephone: (403) 233-8875

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Calgary, in the Province of Alberta, this 28th day of December, 2006.

ZI CORPORATION

Per:	/s/ Blair Mullin
Blair Mullin
Chief Financial Officer